AdvisorShares Trust

4800 Montgomery Lane, Suite 150

Bethesda, Maryland 20814

VIA EDGAR

December 14, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Valerie J. Lithotomos, Esq.

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Request for Withdrawal of Post-Effective Amendment No. 170 Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), AdvisorShares Trust (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 170 to the Registrant’s Registration Statement on Form N-1A (“PEA No. 170”), which was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001829126-20-000321) on December 11, 2020 pursuant to Rule 485(b) under the 1933 Act. PEA No. 170 relates solely to the Registrant’s AdvisorShares Q Portfolio Blended Allocation ETF and AdvisorShares Q Dynamic Growth ETF (the “Funds”) and was filed to register the Funds as new series of the Registrant.

The Registrant is requesting the withdrawal of PEA No. 170 because the Funds are changing from a non-transparent ETF structure to a fully transparent ETF structure. No securities were sold in connection with PEA No. 170.

If you have any questions with respect to this request, please contact Magda El Guindi-Rosenbaum of Morgan, Lewis & Bockius LLP at 202.373.6091.

Sincerely,

ADVISORSHARES TRUST

By:	/s/ Dan Ahrens

Dan Ahrens

Treasurer and Secretary